株式会社 日本格付研究所



最終更新日：2024 年 10 月 1 日

【コーポレート等の信用格付方法】

I. コーポレート格付の枠組み

信用力

1. 信用力と回収可能性

　格付は、対象となる債務（社債、CP、ローン等）について約定通りに元本および利息が支払われる確実性の程度を評価するものである。個別債務にはそれぞれに契約があり、その約定内容により万一発行者が倒産した場合の回収可能性が異なってくる。そこで、格付には、債務者が倒産してデフォルト（支払い不能）に陥る可能性（信用力）とともに、倒産した場合の回収可能性についても評価する必要があると言える。

　このように格付は債務者の信用力と倒産後の回収可能性を評価して総合的に判断するものと言えるが、その基本はあくまでゴーイングコンサーンとしての債務者の信用力についての評価である。約定通りに元本と利息が支払われるかどうかは、債務者が存続して事業を続け、必要なキャッシュフローを継続的に得ていけるかどうかに多くを負うからである。倒産した場合、元利の回収は通常約定から大きく遅れてしまい、また、回収可能性が高いとみられるケースであっても元利を 100%回収することが極めて難しい現状では、回収可能性を債務履行の確実性の評価の中心に据えることは適当ではないと考えられる。このような前提から、格付の実務においても作業のほとんどは債務者の信用力の判定のためにあてられる。

　JCR ではゴーイングコンサーンとしての債務者の信用力を表すものとして、債務者の包括的な債務履行能力を評価した格付を「長期発行体格付」と呼んでいる。長期発行体格付では、債務者の債務全体を包括的に捉えるため、債務の契約内容、債務間の優先劣後関係、回収可能性の程度は考慮していない。これらの個別性は、個別債務の評価に反映させることになり、このため個別債務の格付が長期発行体格付と異なること（上回ること、または下回ること）もある。

2. 信用力の評価

　債務の支払いは、基本的に債務者の日々の営業活動から生まれるキャッシュフロー(償却前利益から税金・配当など社外流出を引いたもの) によってなされると考えられる。したがって、信用力の評価にあたっては、返済原資となるキャッシュフローの大きさ（収益力）とその安定性、それと返済すべき債務の大きさがポイントとなる。キャッシュフローはその規模がいくら大きくても、債務が膨大になれば返済の負担は重くなる。逆に、キャッシュフローの規模が小さくてもそれに見合う債務がわずかであれば負担は軽くなる。したがって、収益力を見る上ではこうしたキャッシュフローと債務との相対的な関係を見極めることが極めて重要と言える。



このように、信用力の評価では、債務者が将来にわたり事業基盤を維持・拡大しキャッシュフローを潤沢かつ安定的に確保できるかどうかという事業基盤の評価と、返済すべき債務が過大であるなど財務構造が債務者の債務返済能力に悪影響を及ぼさないかどうかという財務基盤の評価という、2 つの作業に主眼が置かれることになる。

なお、金融法人では債務の支払いは債務の借り換えによって行われる場合が多く、キャッシュフローは通常、返済原資として期待されていない。したがって、金融法人の格付分析ではキャッシュフロー分析は通常行われない。金融法人が債務の借り換えを円滑に行えるかどうかは、事業基盤および財務基盤（収益力、資本充実度、流動性、資産の質、リスク管理など）の状況などにより判断される。

信用力は、事業基盤や財務基盤といった債務者単独の要素だけでなく、外部からの信用補完によって支えられている場合がある。子会社に対する親会社の財務上の支援や、預金保険制度などのセーフティーネットに基づく銀行への国の財務支援などが代表的な信用補完と言え、JCR ではこのような外部からのサポートの可能性と規模を債務者単独での評価に加味して信用力を評価している。

3.「JCR 大企業モデル」

JCR では、国内の一般事業法人の主要な業種を対象に「JCR 大企業モデル」というデフォルト率推定モデルを開発し、これにより当該企業の財務情報から個社のデフォルト確率を推定し、対応する格付を算出している。格付作業では、担当アナリストによる業界や個別債務者の定量的分析および定性的分析が中心となるが、それとともにこのような計量モデルによる推定結果を必要に応じ信用力評価の参考とすることで、格付の客観性の向上を目指している。

4. 保証とキープ・ウェル契約

保証付きまたはキープ・ウェル契約付きの債務については、保証またはキープ・ウェル契約の形態・内容を判断した上でこれらに問題がなければ、主債務者と保証人（またはキープ・ウェル契約供与者）について元利金支払い能力の評価を行い、いずれか高い方の評価に格付が決定される。ただし、キープ・ウェル契約供与者の格付が主債務者の格付より高いが、その格付が比較的低いという場合には、キープ・ウェル契約供与者の格付より 1 ノッチ以上低くなることがある。

回収可能性

1. 回収可能性の織り込み方

すでに述べた通り、格付の基本は、信用力（デフォルトの可能性）の評価であり、JCR の格付記号も基本的にはデフォルトの可能性の程度を示している。しかし一方で、債権者にとってはデフォルトに陥った場合の回収可能性も大きな関心事項であると言える。このため、JCR では、個別債務について回収可能性の点で他の債務と差異があると判断した場合は、投資家への注意喚起の意味から、長期発行体格付との間にノッチ差をつける（個別債務格付が長期発行体格付を上回るあるいは下回る）ことがある（ノッチ差をつける場合、その幅は通常 1～2 ノッチ、場合によってはそれ以上）。



2. 回収可能性の評価

(1) 債務者の信用力（長期発行体格付）の水準

　　債務者の信用力が高い場合は、そもそもデフォルトの可能性が低いため、デフォルト後の回収可能性を考慮する必要性が低いと考えられる。JCR では、長期発行体格付が BB レンジ以下の場合に、回収可能性をノッチ差として格付に反映させることがある。ただし、劣後債など回収可能性が明らかに他の債務より低い場合には長期発行体格付が BBB レンジ以上の場合でも、ノッチ差を反映している。

(2) 債務者の財務構造

　　現預金や有価証券など換金可能な資産に比し債務が多いほど一般に回収可能性は低くなる。また、債務者の負債に占める担保付負債の割合が高いほど無担保社債の回収可能性は低下する。このように、債務者の財務構造は回収可能性に大きな影響を及ぼすことから、JCR では、総債務に対する現預金、有価証券、有形固定資産などの実質資産の比率や、担保付債務の総債務に占める比率、格付対象債務よりも契約上の地位が高い債務の総債務に占める割合などをノッチ差決定の参考としている。また、純粋持株会社で株式保有資金を外部負債で賄う場合、持株会社の債権者は子会社の債権者よりも債権回収上の地位において劣後する、いわゆる構造劣後の関係が生じるため、保有株式残高と自己資本の比率（ダブルレバレッジ比率）などを検討し必要に応じて持株会社と中核子会社とのノッチ差として反映させることがある。

(3) 格付対象債務の契約上の相対的地位

　　格付対象債務の契約上の相対的地位を評価するにあたっては債務者の財務構造のほか、当該債務自体の契約の内容の検討も重要である。債務の契約に関する事項としては、劣後特約、財務上の特約、担保などがある。

劣後特約

　　劣後特約のある債務については、契約書において弁済順位が無担保の優先債務より後位となることが明記されており、倒産時の回収可能性は極めて低くなるため、長期発行体格付からノッチ差を設けている。期限付劣後債（ローン）は長期発行体格付から原則 1 ノッチ以上、利息の繰延条項がついた永久劣後債（ローン）は、長期発行体格付から原則 2 ノッチ以上のノッチダウンがなされる。

財務上の特約

　　財務上の特約は、担保提供制限条項(ネガティブ・プレッジ条項）とその他の条項（担付切替条項、利益維持条項、純資産額維持条項、配当制限条項）に大きく分けられるが、各々の財務上の特約の格付への影響度合いという観点では、担保提供制限条項がもっとも基本的かつ重要な特約と言える。担保提供制限条項は、この条項が規定している範囲内の他の債務が担保付きになった場合、当該無担保債務にも同順位で担保提供することを義務付けるものである。規定する範囲については、「他の債務」として銀行借入れや外債も含めた広いものから、「他の国内無担保社債（ただし、担付切替条項付社債を除く）」などと限定したものまで様々で、条項の対象範囲が狭いほど債権回収面で劣位に置かれる可能性が高くなる。したがって、長期発行体格付が低く、この条項が無い場合や範囲がかなり限定的な場合には、格付



に影響することがある。これに対し、担保提供制限条項以外の財務上の特約は、特約に抵触して初めて強制期限前償還などの措置がなされるもので、格付への影響はやや間接的と言える。

担保付債務

担保付債務は、担保物件の処分により他の無担保債務より優先的に債務の弁済を受けることができ、無担保債に比べ安全度が高いと言える。信用力がかなり低い債務者については、資産を処分して債務の弁済をしなければならない場合も十分想定され、担保の有無は安全度の高さに関係がある。この場合、無担保債務の格付が担保付債務の格付より低くなることがある。一方、債務者の信用力が比較的高い場合には担保の有無による安全度の差は極めて小さいと考え、格付に差をつけない。

3. ノッチアップの考え方

回収可能性を考慮して個別債務の格付を長期発行体格付より高くする場合（ノッチアップ）には 3 点が重要であると JCR では考えている。①当該債務の元本、利息の一部ではなく、全額以上が確保されうる。②デフォルト後の弁済までにそれほど時間をかけずに債務履行がなされうる。③回収可能性が、デフォルト後の債務者の信用状況に左右されにくい。こうした要素を充足しているのは、信用力と流動性を兼ね備えた有価証券（国債等）の担保、預金担保（相殺による減価リスクが小さいことが必要）といったものが考えられる。しかし、担保があっても先順位者がいて回収可能性が小さい場合はノッチアップの対象とはなりえない。また、会社更生手続きのもとでは、担保権の行使が制限される可能性がある点には特に注意が必要である。いずれにせよ、上記の諸要素を個別ケースごとに慎重に勘案し、ノッチアップの可否を判断する方針である。

将来の見通しについて

格付は将来に向けての債務履行能力を評価するものであるため、将来の収益力や財政状態を推定することが重要となる。したがって、分析に際しては今後の設備投資や資金調達などの予定を織り込んだ上で評価している。すなわち、現状の財務諸表と経営計画をベースに、業界動向や事業基盤についての検討を踏まえ、将来のバランスシートと損益の状況を想定し、経営指標の動きを予想する。この場合、景気変動への感応度や最悪の環境下における想定数値なども検討する。なお、分析の際に使用される指標は企業が所在する国・地域、法規制、会計制度、業種・業態などにより異なる。

JCR では格付に際し、先行き 3 年間程度の債務者の状況および事業環境を展望して決定している。もっとも、たとえば 5 年後に大量の社債償還を控えているなど、3 年間をかなり超える期間のリスクなどについても、予見可能な範囲内で格付に織り込むこととしている。

短期格付

1. 長期格付と短期格付の関係

JCR では支払い期限 1 年を超える債務を対象とした長期格付と 1 年以内の短期格付に分け、それぞれ異なった記号を用いている。



　長期格付が中長期の債務履行の確実性を表すのに対し、短期格付は、通常 1 年以内という短い期間の債務履行の確実性を示すという違いがある。しかし、中長期の債務履行の確実性には短期の資金繰りなども考慮されていることから、中長期の信用力と短期の信用力を切り離して考えることはできない。JCR では、中長期の信用力を評価する長期格付をベースに短期格付を決定しており、長期格付と短期格付との間には下の表に示すような対応関係が存在している。

　ただし、表に示された対応関係はあくまで目安であり、個々のケースでは結果的に異なった格付となる場合がある。つまり、長期格付が同じ発行体であっても、短期格付が異なるケースもありうる、ということである。これは分析対象である流動性の状況（資産・負債に対する流動性資産や手元流動性の割合、資金繰りパターンなど）は、業種や業態、個社によって大きく異なっているからである。

（表）長期格付と短期格付の対応関係

長期格付	短期格付			
AAA	J-1+			
AA+	J-1+			
AA	J-1+			
AA-	J-1+			
A+	J-1+	J-1		
A		J-1		
A-		J-1	J-2	
BBB+			J-2	
BBB			J-2	
BBB-			J-2	J-3
BB+				J-3
BB				J-3 　　NJ
BB-				NJ
B+				NJ
B				NJ
B-				NJ
CCC				NJ
CC				NJ
C				NJ
LD			LD	
D				D

（注）　上記の対応関係はあくまで目安であり、個々のケースにおいては結果的に異なった格付となる場合がある。



2. 流動性分析のポイント

短期格付の分析の基本的な考え方は長期格付と大きく変わらない。短期格付においてはより近い将来に比重を置き、流動性の分析を行う。流動性の分析では、①手元流動性の内容とその水準、②資金繰りの状況、③資金調達余力、④CP 発行枠と資金使途などが検討される。

（1）手元流動性の内容とその水準

手元流動性は短期の資金決済の第一の原資であり、現預金に有価証券を加えた概念で捉えるが、設備資金の一時的運用などすでに使途が決まっているものを差し引くほか、有価証券等は流動性の程度により割り引いた評価をするなどして、実質的な流動性を算出して評価する。

（2）資金繰りの状況

資金決済の確実性を評価するため、月次、週次などのベースでの資金繰りの安定性を評価する。資金繰り表により、量的、時期的、質的なマッチングが保たれているかを確認する。経常収支の過不足を短期資金で調節する、設備投資を固定負債と利益留保で賄う、決算・季節資金は短期資金で賄う、といった資金繰りパターンにも注意を払う。

（3）資金調達余力

資金調達の余力がどの程度あるかについても評価する。具体的には資産の含み益や担保余力などから、定量的な余裕度を確認する。定性的には、メインバンクを中心に取引金融機関との借入額や借入シェアの推移、役員の受入状況、株式の保有状況などから関係性を確認し、緊急時に資金を確保可能かどうか評価する。

（4）CP の発行枠と資金使途

CP 格付の場合、発行枠や資金使途も判断材料とする。具体的には、①企業規模との対比（業容などと比べて発行枠が大きすぎないか）、②実質手元流動性との対比（市場が混乱した場合に備えて、発行枠に対して現・預金や銀行与信枠などの実質手元流動性が十分に確保されているか）、③借換資金の場合は、既往借入金残高との対比（全債務に占める CP の割合が大きすぎないか）、④運転資金の場合は資金繰りパターンとの対比（発行枠が運転資金としての必要額に対して妥当かどうか）、などを検討する。これらを対比することで、CP 発行後にバランスシートや資金繰りに大きな変化が生じないかどうか、判断する。

II. 企業の信用力評価の視点

企業の信用力評価は、事業基盤および財務基盤の分析とそれらの総合的な評価によって行う。信用力評価を行った上で導出された企業の格付は、当該企業所在国のソブリン格付の制約を受けるが、例外的にこれを超える検討が可能となる。①国外に所在する親会社などから強い支援がある場合②国外において強く安定した収益基盤を有している、国際金融市場からの高い資金調達能力がある、さらには財務の健全性などを兼ね備えている場合などが例外的に認められる。ただし、②の場合には当局の外貨取引制限の蓋然性を評価したカントリーシーリングが格付の上限となる。



以下では、一般事業法人および金融法人を念頭に置いた信用力評価の概略を説明する。

1.事業基盤

（1）基本的な考え方

事業基盤とはキャッシュフローを創出する源泉ととらえることができる。JCR では、対象企業の事業基盤を評価した上で、将来キャッシュフローの予測を行う。将来には必ず不確実さ（リスク）が伴うものであり、対象企業にとってマイナスに作用することもあればプラスに作用することもある。事業基盤の評価に際しては、基本的に対象企業自らがコントロールしにくいリスクとコントロールしやすいリスクに分け、評価する。前者は外部環境リスクや所属する産業のリスク、後者としては企業固有のリスクが挙げられる。外部環境リスクや産業リスクを認識した上で、それらを企業固有のリスクと重ね合わせることで、対象企業の事業基盤の変化を予測し、将来創出されるキャッシュフローを想定する。

（2）外部環境リスクの把握

外部環境リスクは、対象企業の信用力評価を行う上で将来の見通しを立てるための前提と位置づけている。外部環境を構成する要素としては、法規制などの政治的要素や景気変動などの経済的要素、人口動態といった社会的要素などが挙げられる。また技術革新も重要な要素である。こうした要素は絶えず変化するため、それぞれの現状と今後の変化を想定していくことが重要と考えている。

（3）産業リスクの把握

一般的に、ある事業を手掛ける企業は、同種同質の事業を手掛ける多数の企業とともに何らかの産業を形成している。その産業は類似した構造や特性を有しており、企業ごとに濃淡はあれど外部環境リスクの変化に対し、ある程度共通した影響が表れると考える。信用力評価上、これを産業固有のリスク（産業リスク）と認識し、基本的に対象企業がコントロールしにくいリスクと位置づけている。なお、産業内で圧倒的に高いシェアを確保しているなど存在感が大きい企業が存在する場合や産業に属する企業数が少ない場合などは、それぞれの企業が業界構造のあり方や、場合によっては外部環境に影響を与えることがあると考えている。産業リスクの把握は、個別企業の信用力を評価する上でとても重要な役割を担っている。JCR では、産業リスクを評価する際、需要や供給、取引の安定性や変動性、投資・コストの構造、保護・規制などの切り口をもって判断している。産業によってこれらの産業リスクが及ぼす影響の有無や程度は異なる。またすべての産業について影響が発現すると想定するタイミングが同じとは限らない。外部環境の変化に伴って、影響の程度およびタイミングが変化する場合や従来は影響が小さいとみていた産業リスクの影響が強まる場合なども想定される。これらに対する判断に基づいて、JCR が区分する産業ごとに産業リスクの影響のレベル感や今後見込まれるリスクの変化の有無などを把握する。その上で、それぞれ対象企業の主な事業ごとに、影響するリスクの大小や今後見込まれるリスクの変化などを総合的に把握し、事業基盤の評価に反映していくことになる。



(4) 対象企業が複数の事業を展開する場合の事業基盤評価の考え方

対象企業が複数の事業を展開している場合には、それぞれの事業について産業リスクを評価する。しかし展開する事業が多岐にわたる場合、利益やキャッシュフローの寄与度、および企業グループ内での重要性などを勘案して必要と考えられる事業を選定し、それぞれの事業に係る産業リスクを認識する。

(5) 企業固有のリスクの把握

同じ産業に属する企業でも、各々の企業ごとに経営資源や経営スタイルなどの内部要素が異なるため、企業固有のリスクがあると考える。そこで、主として以下の項目について検討している。

① 市場地位と競争力

対象企業が業界内においてどのような地位や特徴を有しているかについて把握する。すなわち、業界における地位（順位、シェア）といった静的な状態を確認するとともに、対象企業のシェアの変動状況の把握、さらには業界における特色、強み・弱みなどを確認する。

② 沿革

企業の成り立ちの歴史であり、その企業の基本的性格、社風の形成に沿革が大きく関わっている。単なる歴史のフォローではなく、現状および将来の事業基盤についての判断に結びつけて評価することに意味がある。

③ 企業グループ

企業グループを形成する中核会社については、主要株主とその持株数、持株比率をチェックする。まず法人株主については、安定株主、資本系列、などを考慮する。次に、主要株主の変動については、その経緯や経営方針に及ぼす影響などについても検討する。グループ全体の債務償還能力を実態的に判断するため、連結財務諸表をベースに、幅広くグループ会社の個別データを収集し、分析する。また、持株会社などグループの構造についても考慮し、格付に反映する。一方、子会社、関連会社その他、資本関係、人的関係、業務上の関係など様々な観点から、当該企業がある企業グループに属すると判断できる場合、当該企業については、当該企業グループの傘下会社と認識する。その際、傘下会社自身の事業基盤や財務基盤を評価するだけでなく、企業グループの中核会社あるいは企業グループ全体の支配・関与度や経営的重要度の観点からみた支援の蓋然性の評価も併せ、総合的に判断する。

④ 従業員

人数、年齢構成、平均勤続年数、給与水準、労働組合との関係などの点について、同業他社との比較により特徴を把握する。また、従業員の雇用環境の改善、人材の育成と登用、採用といった取り組みは従業員のモラールや社風といった企業風土の形成のみならず優秀な人材の確保や企業組織の活性化など組織の持続性に影響を及ぼすポイントと考える。

⑤ 開発

技術力や研究開発力は競争優位を確保する源泉であり、キャッシュフローの安定性や競合先を上回る収益性を確保する要因の一つと考える。技術革新のテンポが速い業界の場合、研究開発状況の把握は将来キャッシュフローを想定する上で極めて重要である。



⑥ 調達・製造・物流

調達では、製造業の原材料の調達や非製造業の商品仕入、金融業の資金調達の状況を把握することはコスト構造の安定性を確認するための重要なポイントである。原料の調達先や商品の仕入先、資金調達先との長期安定的な取引関係の構築は、キャッシュフローの安定性の維持に重要な要素と考えている。

製造では、製品の特性上、外部環境の変化の影響を受けやすい製品と影響を受けにくい製品がある。特に前者については、外部環境の変化に対する生産体制の柔軟性の有無がキャッシュフローのボラティリティにより大きく影響すると考える。個々の生産拠点の競争力だけでなく立地状況や分散の程度などもキャッシュフローの安定性に影響を及ぼす要因である。

物流において、製造業における工場出荷から保管および顧客への輸配送、非製造業における仕入から保管、店舗や顧客などへの出荷といった物流プロセスが効率的に行われているかどうかは、収益性に大きく影響する。また在庫管理の状況の確認もキャッシュフローの安定性を判断するために重要である。

⑦ 販売・アフターサービス

販売では、部門別の販売実績を外部環境の変化やそれに伴う産業リスクの変動と紐づけて評価する。製造業、非製造業、金融業を問わず、可能な限り数量・単価要因に分解し分析することが重要と考えている。対象企業の特色を浮き彫りにして、経営方針などと関連付けて評価する。顧客基盤の安定性を確認する上で、販売先の状況の時系列的な把握なども重要なポイントである。

アフターサービスは製造業、非製造業、金融業の全てにおいて競争優位性を維持する重要な要素である。アフターサービスの向上は顧客満足度を高めるとともに、取引関係の安定性強化に貢献すると考えられるからである。

⑧ ガバナンス

ガバナンスは、組織や企業グループがその内外に存在するリスクを適切に認識し、自らの持続性を高めるための意思決定の仕組みであり、プロセスであるといえる。それはゴーイングコンサーンを前提とした債務者の包括的な債務履行能力を評価する上で重要な要素と位置づけている。

＜外形的要素の充足状況＞

JCR ではまず外形的要素、例えば株主構成や取締役会の構造、コンプライアンス態勢や情報開示の状況、財務運営上の定量目標などを確認する。また、経営トップの経営能力、経営姿勢などの把握にも努める。環境変化に対応してどのような経営方針を打ち出し、また経営目標実現のためにどのような意思決定を行っているのか、などを確認することは経営の方向性を知る上でも有用である。

＜経営計画とその実績＞

経営計画は、現在の事業環境と予想される変化に対し、持続可能性の確保のために企業自身が事業基盤をどのように変えていこうとしているかを財務基盤への影響と合わせて示したものである。

将来キャッシュフローの見通しや債務の動向に直接関わるため、これを評価することは事業基盤のみならず、財務基盤の評価も含め様々な視点を集約するものとして意義が大きく、格付を判断する上で重



要な位置づけにある。企業が掲げる経営理念や中長期計画の前提、当面の課題への取り組みなどを確認することも重要である。その上で格付対象企業の経営計画を分析し、その妥当性とその達成の可能性を総合的に判断する。さらには経営計画に適切に対応する組織構成、人員配置になっているのかといった点も確認していく。

経営実績の検証は、外形的要素を充足したガバナンスの有効性を事後的に評価するために重要な視点である。それは、良好なガバナンスが確立されていなければ、適切な意思決定による将来ビジョン・戦略の策定は難しくなり、経営計画の実現可能性、設備投資および M&A などの投資の有効性が高まらないと考えられるためである。具体的には経営計画が順調に進捗していないケースや、外部からは事前に想起しづらい不祥事などネガティブなリスクが顕在化したケースの原因分析を通じて、ガバナンスの有効性の程度を見定め、次の経営計画の実現可能性を推し量るための要素としている。

（6）信用力評価と ESG 要素の関係

JCR では ESG（E：環境・S：社会・G：ガバナンス）要素を様々な外部環境の要素の中から企業が持続可能性を維持・強化していくために必要になる要素を抽出したものと位置付けている。

企業の ESG 要素への対応の巧拙は、信用力の向上にも低下にもつながると考えている。ただし、全ての ESG 要素が対象企業の信用力評価に影響を及ぼすものではなく、事業基盤や財務基盤に直接的に顕著な影響を与えうるものを信用力評価と関連付けて評価している。具体的には、E の要素については、気候変動や有害物質の管理・循環経済、自然環境・生物多様性、自然災害などが、S の要素については、人材マネジメントや顧客との関係、サプライチェーンマネジメント、社会課題などが挙げられる。なお、信用力評価の時間軸の内側にはないものの、将来的には重大な影響を及ぼす可能性があり、現時点から講じるべき ESG 要素もあると考える。

JCR では ESG 要素が将来的に格付に与える影響を視野に入れつつも、基本的には現在影響を及ぼしている事項を中心に評価する。ただし、経年による時間軸のシフトとともに、これまで将来と位置付けていた ESG 要素が現在考慮すべき要素となっていないかを再評価している。

また、ESG 要素中、E および S の要素の多くは産業リスクを評価する段階で考慮するが、一部は企業固有のリスクを評価する際に考慮する。G については、専ら企業固有のリスクを評価する際に考慮すべき要素と位置づけている。それぞれの影響度を個別に確認しつつ、産業リスクや企業固有のリスクを評価していく。

2. 財務基盤

（1）基本的な考え方

財務基盤では、損益・財務の状況が債務返済能力にどのような影響を及ぼすか評価する。財務基盤の評価に際しては、財務運営方針などを踏まえた上で、財務諸表・財務指標の分析を行い、企業の損益・財務の実態を把握している。

格付は、将来における債務償還能力を評価する。現状にとどまらず、事業基盤の評価を踏まえながら、将来の損益・財務がどのように変化するのか推測することが重要である。現在の損益・財務が同程度の



企業であっても、産業リスクおよび企業固有のリスクの大きさやリスクが顕在化するタイミングなどによって、将来の財務負担の大きさが異なる可能性にも留意する必要がある。

(2) 主要評価項目

事業法人の場合、主にキャッシュフロー創出力、収益力、安全性、流動性を重視する。金融法人の場合、主に収益力、資本充実度、流動性、資産の質に主眼を置く。

財務諸表・財務指標の分析は、企業が所在する国・地域、法規制、会計制度、業種・業態の特性などに留意して行う。

① キャッシュフロー創出力・収益力

キャッシュフローを安定的に獲得する力は企業が事業を継続していくために必要なものである。設備投資および M&A などの投資の成果として十分なキャッシュフローが創出されているかどうかは、企業が事業を継続するための前提となる有利子負債の返済資金および再投資に必要な資金を確保できているかを見る上で重要と考えられるためある。

評価にあたっては、キャッシュフローや利益の大きさ、それらの安定性の高さに加え、売上高や資産に対して、どの程度の収益性を確保できているかを分析する。

（主な参照指標）

規模

■ EBITDA、売上高、営業利益

収益性

■ EBITDA マージン、売上高営業利益率、ROA

② 安全性・資本充実度

自己資本は、損益悪化や減損損失などを吸収するリスクバッファーとなる。有利子負債や保有するリスクに対して自己資本が不足している場合や、キャッシュフローに対して有利子負債が大き過ぎる場合には、リファイナンスリスクが顕在化しやすくなる。

評価にあたっては、自己資本や有利子負債の大きさ、資本負債構成、有利子負債・支払利息とキャッシュフロー・利益のバランス、リスクに対する資本充実度を確認する。

なお、財務諸表・財務指標の分析上、資本と負債の両方の性質をあわせ持つハイブリッド証券も考慮している。

（主な参照指標）

規模

■ 自己資本、有利子負債

収益性

■ 自己資本比率、（ネット）デット・エクイティ・レシオ



有利子負債・支払利息とキャッシュフロー・利益のバランス

■ （ネット）有利子負債/EBITDA 倍率、インタレスト・カバレッジ・レシオ

リスクに対する資本充実度

■ 規制資本比率、調整後自己資本比率

③ 流動性

　　流動性の確保は、運転資金などを賄うために重要である。事業から得るキャッシュフローのみでは債務償還ができない場合、手元流動性の取り崩しや資産の売却で補うほか、金融機関や資本市場といった外部から資金を調達することによって、返済原資を確保する必要がある。また、短期調達への依存度が高い場合や、特定の時期に多額の債務返済が集中している場合には、リファイナンスリスクが顕在化しやすくなる。流動性の不足は、債務不履行の直接的な原因となるため、格付が低位であるほど流動性の確保がより重要になる。

　　評価にあたっては、保有する手元流動性に加え、担保余力やコミットメントラインなどの外部からの資金調達余力をみた上で、債務返済原資の大きさを確認する。また、金融機関との取引状況、資本市場からの資金調達状況、運用と調達のバランス、債務返済時期の分散状況などから、資金調達構造の安定性を分析する。

（主な参照指標）

規模

■ 手元流動性、コミットメントライン

資金調達構造

■ 流動比率、固定比率、長期/短期調達比率

④ 資産の質

　　主に信用リスクや市場リスク（金利リスク、価格変動リスクなど）を取ることで収益を得ている金融法人では、リスクとリターンのバランスに配慮しつつ、資産の質を健全に保つことが重要である。リスクテイクが過大であれば、多額の与信費用や売却損・評価損が発生し、利益を圧迫する、ひいては資本を毀損する可能性もある。

　　評価にあたっては、アセットクラス・地域・業種・債務者の構成比や分散状況といった資産ポートフォリオの特徴を把握した上で、貸出金などの営業資産にかかる不良債権の状況や与信費用の見通し、有価証券にかかる実現損益・評価損益の動向などを確認する。

（主な参照指標）

信用リスク

■ 不良債権比率、与信費用比率

以　上



◆留意事項

本文書に記載された情報には、人為的、機械的、またはその他の事由による誤りが存在する可能性があります。したがって、JCRは、明示的であると黙示的であるとを問わず、当該情報の正確性、結果、的確性、適時性、完全性、市場性、特定の目的への適合性について、一切表明保証するものではなく、また、JCRは、当該情報の誤り、遺漏、または当該情報を使用した結果について、一切責任を負いません。JCRは、いかなる状況においても、当該情報のあらゆる使用から生じうる、機会損失、金銭的損失を含むあらゆる種類の、特別損害、間接損害、付随的損害、派生的損害について、契約責任、不法行為責任、無過失責任その他責任原因のいかんを問わず、また、当該損害が予見可能であると予見不可能であるとを問わず、一切責任を負いません。また、当該情報はJCRの意見の表明であって、事実の表明ではなく、信用リスクの判断や個別の債券、コマーシャルペーパー等の購入、売却、保有の意思決定に関して何らの推奨をするものでもありません。本文書に係る一切の権利は、JCRが保有しています。本文書の一部または全部を問わず、JCRに無断で複製、翻案、改変等をすることは禁じられています。

株式会社 日本格付研究所
Japan Credit Rating Agency,Ltd.
信用格付業者 金融庁長官（格付）第 1 号
〒104-0061 東京都中央区銀座 5-15-8　時事通信ビル